UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2012

Commission File Number: 001-34934

COSTAMARE INC.
(Translation of registrant’s name into English)

60 Zephyrou Street & Syngrou Avenue 17564, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

EXHIBIT INDEX

99.1	Press Release Dated September 4, 2012: Costamare Inc. Announces 2012 Annual Meeting of Stockholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  September 4, 2012

COSTAMARE INC.

By:	/s/ Gregory G. Zikos
Name:	Gregory G. Zikos
Title:	Chief Financial Officer

Exhibit 99.1

Costamare Inc. Announces 2012 Annual Meeting of Stockholders

Athens, Greece – September 4, 2012 -- Costamare Inc. (the “Company”) (NYSE: CMRE), an international owner and provider of containerships for charter, announced today that its Board of Directors has called an annual meeting of the stockholders to be held in Athens, Greece on Tuesday, October 30, 2012.

Stockholders of record at the close of business on Monday, September 17, 2012 will be entitled to receive notice of, and to vote at, the annual meeting and at any adjournments or postponements thereof.

Formal notice of the meeting and the Company’s proxy statement will be sent to stockholders of the Company in due course.

About Costamare Inc.

Costamare Inc. is one of the world’s leading owners and providers of containerships for charter.  The Company has 37 years of history in the international shipping industry and a fleet of 58 containerships, with a total capacity of approximately 330,000 TEU, including 10 newbuilds on order.  Costamare Inc.’s common shares trade on the New York Stock Exchange under the symbol “CMRE.”

Forward-Looking Statements

This press release contains “forward-looking statements.”  In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions.  These statements are not historical facts but instead represent only Costamare’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of Costamare’s control.  It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements.  For a discussion of some of the risks and important factors that could affect future results, see the discussion in Costamare Inc.’s Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors”.

Contacts:

Company Contact:

Gregory Zikos - Chief Financial Officer

Konstantinos Tsakalidis - Business Development / Investor Relations

Costamare Inc., Athens, Greece

Tel: (+30) 210-949-0000

Email: ir@costamare.com

Investor Relations Advisor/ Media Contact:
Nicolas Bornozis - President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, N.Y. 10169
Tel.: (+1) 212-661-7566
E-mail: costamare@capitallink.com